UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
SEC File Number:	1-267

                       (Check one)     [ ] Form 10-K   [ ] Form 20-F   [x] Form 11-K
                       [ ] Form 10-Q   [ ] Form N-SAR   [ ] Form N-CSR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

[ ] Transition Report on Form N-CSR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A
______________________________________________________________________________

PART I--REGISTRANT INFORMATION
Full name of Registrant:	ALLEGHENY ENERGY, INC. ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
Former Name if Applicable: ______________________________________________________________________________
Address of Principal Executive Office (Street and Number, City) 10435 Downsville Pike Hagerstown, Maryland 21740 ______________________________________________________________________________

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)  [ ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the third quarter of 2002, after identifying miscalculations in business segment information included in its second quarter Form 10-Q, Allegheny Energy, Inc. ("Allegheny Energy") initiated a comprehensive review of prior period financial statements and reports and subsequently identified additional errors.  This comprehensive review has not been completed and as a result the registrants' periodic reports since the quarterly report for the period ending September 30, 2002 could not be filed within the prescribed time period.  Allegheny Energy continues to work with its independent accountants to conclude this comprehensive review, and it will file the relevant reports as soon as practicable.

Due to all of the work and dedication of time required for Allegheny Energy's comprehensive review of 2002 information which is still ongoing as discussed above, Allegheny Energy is not able to complete the required timely filing of the 11-K for the Allegheny Energy Employee Stock Ownership and Savings Plan.

PART IV--OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Thomas K. Henderson (Name)	301 (Area Code)	665-2703 (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [ ] Yes   [x] No

Allegheny Energy, Inc. has not filed its Quarterly Report on Form 10-Q for the period ending September 30, 2002 or its Annual Report on Form 10-K for the fiscal year ended December 31, 2002, or its Quarterly Report on Form 10-Q for the period ending March 31, 2003.

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes   [x] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Allegheny Energy, Inc. (Name of the Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 30, 2003	By /s/ REGIS F. BINDER Regis F. Binder Interim Chief Financial Officer